

December 11, 2023

David Messenger
Chief Financial Officer
Century Communities, Inc.
8390 East Crescent Parkway, Suite 650
Greenwood Village, CO 80111

> **Re: Century Communities, Inc.**
> **Form 10-K for the year ended December 31, 2022**
> **File No. 001-36491**

Dear David Messenger:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the year ended December 31, 2022

Consolidated Statements of Cash Flows, page F-7

1.   We note you have reflected your expenditures related to development of rental properties within investing activities on the consolidated statements of cash flows. We note your disclosure on page F-12 that you are engaged in the development, construction and management of multi-family rental properties, primarily in Colorado, with the intent to dispose of properties shortly after achieving stabilized rental operations. In light of your intent to sell the properties shortly after achieving stabilized rental operations, please tell us how you determined it was appropriate to classify such cash outflows within investing activities. In your response, please address where you intend to classify the cash flows from the eventual sale of the multi-family rental properties. In addition, please tell us what consideration you gave to the predominant source of cash flows from these properties. Please refer to ASC 230-10-45.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Eric McPhee at 202-551-3693 or Jennifer Monick at 202-551-3295 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction